Exhibit 3.373

State of Delaware Secretary of State Division of Corporations Delivered 10:29 AM 02/11/2011 FILED 10:21 AM 02/11/2011 SRV 110144278 – 4939251 FILE

CERTIFICATE OF FORMATION

OF

PARITY ASSETS LLC

This Certificate of Formation of Parity Assets LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1. The name of the Company is Parity Assets LLC.

2. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name of the Company’s registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has executed this Certificate of Formation this 11th day of February, 2011.

/s/ Riina Tohvert
Riina Tohvert, Authorized Person